

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 6, 2008

Ruairidh Campbell
Chief Executive and Financial Officer
Allied Resources, Inc.
1403 East 900 South
Salt Lake City, UT 84105

> **Re: Allied Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed April 4, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2008**
> **Filed May 15, 2008**
> **File No. 0-31390**

Dear Mr. Campbell:

We have reviewed your filings, and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 22

1.   Within the table on page 23 you present a profitability measure identified as 'Net Cash Flow from Operations'. This measure appears to be a non-GAAP measure. Please provide the disclosures required by Item 10(e) of Regulation S-K, or tell us why you believe such disclosure is not required.

Notes to Financial Statements

Note 1 Organization and Summary of Significant Accounting Policies

Oil and Gas Producing Activities, page F-7

2.   We note your disclosure that "If an exploratory well finds oil and gas reserves, but a determination that such reserves can be classified as proved is not made after one year following completion of drilling, the costs of drilling are charged to operations." Please tell us if you are following the guidance provided in FSP 19-1, regarding accounting for suspended well costs. If so, please modify your disclosures accordingly.

3.   We also note your disclosure regarding the potential reclassification of oil and gas contract based drilling rights from tangible to intangible assets. Please explain the basis for your disclosure and compare and contrast your conclusions with EITF 04-2 and FSP 141-1. To the extent required, please modify your disclosure to comply with the related guidance.

Controls and Procedures, page 29

4.   Please revise to provide the disclosures required by Item 307 of Regulation S-B.

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

5.   In a March 4, 2005 Staff Alert entitled "Annual Report Reminders," the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-B. We note your certification does not include sub-part (b) of paragraph 4, nor does it identify internal control over financial reporting within the introductory language in paragraph 4. Please revise your certification to ensure it is in the exact form set forth in Item 601 of Regulation S-B, and file an amended document to include such certification.

        This comment is also applicable for your Form 10-Q for the quarterly period ended March 31, 2008.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Controls and Procedures, page 16

6.   Please revise to provide the disclosures required by Item 307 of Regulation S-K.

7.   We note you provide the disclosures required by Item 308T of Regulation S-K. Please note that such disclosure is only required for your annual reports beginning with the fiscal year ended after December 15, 2007. As such, please remove such disclosure from your quarterly report.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief